Mail Stop 4561

October 4, 2007

Alton E. Yother
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

>       **RE:    Regions Financial Corporation**
>       **Form 10-K for the Fiscal Year Ended December 31, 2006**
>       **Filed March 1, 2007**
>       **File No. 000-50831**

Dear Mr. Yother,

We have reviewed your letter filed on September 13, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Discussion and Analysis

GAAP to Non-GAAP Reconciliation, page 39

1. We note your response to comment 1(a) from our August 31, 2007 letter. Based on your facts and circumstances as described in your response, we believe the non-GAAP adjustment for recurring merger-related charges is prohibited based on the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise future filings to delete non-GAAP measures based on this adjustment.

Consolidated Financial Statements

Note 5, Allowance for Credit Losses, page 97

2.  We note your responses to comments 5 and 6 from our August 31, 2007 letter. We believe the allowance for loan losses and related ratios are critical to certain credit quality analysis and therefore place additional emphasis on the related accounting policies and the clarity of disclosure.  To provide transparency to investors, we believe you should present your reserve for off-balance sheet credit risk separately from your reserve for on-balance sheet credit risk.  Additionally, we believe that a separate roll forward is required by Rule 12-09 of Regulation S-X.  Therefore, we again ask you to report a separate roll forward for the reserve for unfunded credit commitments and to clearly disclose what items are included in the numerator and denominator of your credit risk ratios.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

                                                        Sincerely,


                                                        Michael C. Volley
                                                        Senior Accountant